SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-16867
                                                                       ---------

(Check One)       [X] Form 10-K and Form 10-KSB   [ ] Form 11-K
                  [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
                      For Period Ended December 31, 2001
                                       -----------------

                  [ ] Transition Report on Form 10-K and Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q and Form 10-QSB
                  [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                       --------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                           Outsourcing Solutions Inc.
                           --------------------------
                             Full Name of Registrant

                      390 South Woods Mill Road, Suite 350
                      ------------------------------------
                     Address of principal executive offices

                          Chesterfield, Missouri 63017
                          ----------------------------
                            City, State and Zip Code



                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and;

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     As Outsourcing Solutions Inc. (the "Company") previously announced in its Form 8-K filed with the Securities Exchange Commission (the "Commission") on March 21, 2002, during the annual audit of the Company's financial statements by its independent auditors, it became aware of inaccurate financial reporting of certain transactions by one of the Company's subsidiaries, North Shore Agency, Inc. The Company has commenced an inquiry into these issues under the direction of the Audit and Compliance Committee of the Company's Board of Directors, with the assistance of outside legal advisors and accounting consultants.

     Based on the preliminary results of that inquiry, the Company believes that it will be necessary for it to restate its financial results for the third quarter of 2001. The Company preliminarily estimates that the restatement will increase revenue for the third quarter by $1.2 million and increase operating expenses by $9.4 million, resulting in a decrease of income before income taxes for the third quarter by $8.2 million. In its Quarterly Report on Form 10-Q for the period ended September 30, 2001, filed with Commission on November 14, 2001, the Company reported third quarter revenue of $151.0 million and third quarter income before income taxes of $0.1 million. The Company anticipates a similar impact on its fourth quarter 2001 financial results. The restatement will not affect reported cash flow.

     As a result of the inquiry, the Company has been delayed in completing the financial statements to be included in its Form 10-K for the year ended December 31, 2001 (the "Form 10-K") and the Company's independent accountants have not been able to complete their audit of such financial statements.

The Form 10-K will be filed as soon as reasonably practicable.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary L. Weller                   (314)                   576-0022
     --------------                   -----                   --------
         (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Outsourcing Solutions Inc.
                           --------------------------
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002        By:  /s/ Gary L. Weller
                                --------------------
                                Gary L. Weller, Executive Vice President and
                                Chief Financial Officer